Exhibit 99.1

ARIS MINING ANNOUNCES Q2 2025 EARNINGS RELEASE DATE

Vancouver, Canada, July 24, 2025 - Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) will publish its Q2 2025 financial results after market close on Thursday, August 7, 2025 and host a conference call on Friday, August 8, 2025, at 6:00 am PT / 9:00 am ET / 2:00 pm BST / 3:00 pm CEST to discuss the results.

Participants may gain expedited access to the conference call by registering at Diamond Pass Registration. Once registered, call-in details will be displayed on screen which can be used to bypass the operator and avoid the call queue. Registration will remain open until the end of the live conference call.

Webcast

•	Link: Webcast | Q2 2025 Conference Call

Conference Call

•	Toll-free North America: +1-833-821-0197
•	International: +1-647-846-2328

Audio Recording

•	After the call, an audio recording will be available via telephone until end of day August 15, 2025
•	Toll-free in the US and Canada: +1-855-669-9658
•	International: +1-412-317-0088; and using the access code: 8035390

A replay of the event will be archived at Events & Presentations - Aris Mining Corporation.

About Aris Mining

Founded in September 2022, Aris Mining was established with a vision to build a leading Latin America-focused gold mining company. Our strategy blends current production and cashflow generation with transformational growth driven by expansions of our operating assets, exploration and development projects. Aris Mining is listed on the TSX (ARIS) and the NYSE-A (ARMN) and is led by an experienced team with a track record of value creation, operational excellence, financial discipline and good corporate governance in the gold mining industry.

Aris Mining operates two underground gold mines in Colombia: the Segovia Operations and the Marmato Complex, which together produced 210,955 ounces of gold in 2024. With expansions underway, Aris Mining is targeting an annual production rate of more than 500,000 ounces of gold, following the Segovia mill expansion, completed in June and ramping up during H2 2025, and the construction of the Bulk Mining Zone at the Marmato Complex, expected to start ramping up production in H2 2026. In addition, Aris Mining operates the 51% owned Soto Norte joint venture, where studies are underway on a new, smaller scale development plan, with results expected in Q3 2025. In Guyana, Aris Mining owns the Toroparu gold/copper project, where a new Preliminary Economic Assessment (PEA) has been commissioned and its results are also expected in Q3 2025.

Colombia is rich in high-grade gold deposits and Aris Mining is actively pursuing partnerships with the Country’s dynamic small-scale mining sector. With these partnerships, we enable safe, legal, and environmentally responsible operations that benefit both local communities and the industry.

Aris Mining intends to pursue acquisitions and other growth opportunities to unlock value through scale and diversification. Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining Contact

Oliver Dachsel	Lillian Chow
Senior Vice President, Capital Markets	Director, Investor Relations & Communications
+1.917.847.0063	info@aris-mining.com

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